Exhibit 99.1

Tsinghua Unigroup Completes Acquisition of Spreadtrum for US$31.00 per ADS

SHANGHAI, December 23, 2013 /PRNewswire/ -- Tsinghua Unigroup Ltd. ("Tsinghua Unigroup"), an operating subsidiary of Tsinghua Holdings Co., Ltd., a solely state-owned limited liability corporation funded by Tsinghua University in China, and Spreadtrum Communications, Inc. (NASDAQ: SPRD; "Spreadtrum" or the "Company"), a leading fabless semiconductor provider in China with advanced technology in 2G, 3G and 4G wireless communications standards, today jointly announced the completion of the approximately US$1.7 billion merger of Spreadtrum with an affiliate of Tsinghua Unigroup (the “Merger”) as contemplated by the previously announced agreement and plan of merger, dated as of July 12, 2013 (the “Merger Agreement”), between Tsinghua Unigroup and Spreadtrum.

Under the terms of the Merger Agreement, which was approved by the Company’s shareholders at an extraordinary general meeting held on September 4, 2013, each of the Company’s ordinary shares (each, an “Ordinary Share”), including Ordinary Shares represented by American Depositary Shares, each representing three Ordinary Shares (the “ADSs”), issued and outstanding immediately prior to the effective time of the Merger, have been cancelled in exchange for the right to receive ten and one-third U.S. dollars (US$10.33) per Ordinary Share, or thirty-one U.S. dollars (US$31.00) per ADS (less US$0.05 per ADS cancellation fees), in each case in cash without interest and net of any applicable withholding taxes, except for (i) Ordinary Shares held by the Company as treasury shares, (ii) Ordinary Shares owned by holders who have validly exercised and not effectively withdrawn or lost their appraisal rights pursuant to Section 238 of the Cayman Islands Companies Law, as amended, and (iii) Ordinary Shares held by Citibank, N.A., in its capacity as ADS depositary (the “ADS Depositary”), that underlie ADSs reserved (but not yet allocated) by the Company for issuance upon the exercise of any options or settlement of any restricted share units of the Company under its share incentive plans.

Holders of Ordinary Shares of record as of the effective time of the Merger who are entitled to the Merger consideration will receive a letter of transmittal and instructions on how to surrender their share certificates in exchange for the Merger consideration. Holders of Ordinary Shares should wait to receive the letter of transmittal before surrendering their share certificates. For any questions relating to the share certificate surrender and payment procedures, holders of Ordinary Shares of record may contact Citibank, N.A., in its capacity as the paying agent (the “Paying Agent”), at 1-877-498-5424 (U.S. and Canada) or 1-781-930-4925 (outside of the U.S. and Canada). Regarding ADS holders, payment will be made to holders of ADSs after the ADS Depositary receives the Merger consideration from the Paying Agent.

“The completion of the Merger is an important milestone for Spreadtrum and the semiconductor industry in China,” commented Jinghong Xu, Chairman of Tsinghua Holdings Co., Ltd. He continued, “Spreadtrum’s joining Tsinghua will significantly enhance Tsinghua’s position in the communications, semiconductor and technology industries. The transaction will have a positive impact on the landscape of those industries domestically and globally. In reaching its current position, Spreadtrum has benefited greatly from investment policies available to businesses in Shanghai. Tsinghua will continue to make investments in Shanghai, and we believe that Spreadtrum, as a member of the Tsinghua’s overall industrial group, will grow even stronger in Shanghai.”

Weiguo Zhao, Chairman and President of Tsinghua Unigroup, said, “We appreciate the considerable support that we have received from our government and various partners in connection with the Merger. In line with the strategic planning of Tsinghua University and Tsinghua Holdings, we look forward to working closely with Spreadtrum’s outstanding management team and employees to advance the semiconductor industry in China.”

“We are pleased to become a member of the Tsinghua family,” commented Dr. Leo Li, Chairman and Chief Executive Officer of Spreadtrum. “With the continuing support of Shanghai, we look forward to increasing our growth by leveraging Tsinghua University’s innovative resources as well as the overall advantages of Tsinghua’s industrial group.”

Morrison & Foerster LLP served as legal advisor, and Credit Suisse served as financial advisor, to Tsinghua Unigroup. Kilometre Capital served as strategic consultant to Spreadtrum. Fenwick & West LLP served as legal advisor to Spreadtrum, and Morgan Stanley Asia Limited served as financial advisor to the Board of Directors of Spreadtrum. China Export and Import Bank and China Development Bank provided acquisition financing to Tsinghua Unigroup.

The Company also announced that it has requested that trading of its ADSs on the Nasdaq Global Select Market (“Nasdaq”) be suspended. The Company requested Nasdaq to file a Form 25 with the United States Securities and Exchange Commission (the “SEC”) to delist the Company’s ADSs and deregister the Company’s registered securities. The deregistration will become effective in 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. The Company intends to suspend its reporting obligations under the Securities Exchange Act of 1934, as amended, by filing a Form 15 with the SEC in 10 days. The Company’s obligations to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

About Tsinghua Unigroup Ltd.

Tsinghua Unigroup Ltd. ("Unigroup") is an operating subsidiary of Tsinghua Holdings Co., Ltd., a solely state-owned limited liability corporation funded by Tsinghua University in China. Tsinghua Holdings Co., Ltd. is the controlling shareholder of Unigroup. The other shareholder is Beijing Jiankun Investment Group Co. Ltd. Unigroup's business lines include high-technology, bio-technology, science park development, and urban infrastructure construction.

About Spreadtrum Communications, Inc.

Spreadtrum Communications, Inc. (NASDAQ: SPRD; "Spreadtrum") is a fabless semiconductor company that develops mobile chipset platforms for smartphones, feature phones and other consumer electronics products, supporting 2G, 3G and 4G wireless communications standards. Spreadtrum's solutions combine its highly integrated, power-efficient chipsets with customizable software and reference designs in a complete turnkey platform, enabling customers to achieve faster design cycles with a lower development cost. Spreadtrum's customers include global and China-based manufacturers developing mobile products for consumers in China and emerging markets around the world. For more information, visit www.Spreadtrum.com.

Safe Harbor Statement

This press release and related Company disclosures may include certain statements that are not descriptions of historical facts, but are forward-looking statements. Such statements include, among others, those concerning expected benefits and costs of the Merger; management plans relating to the Merger; as well as all assumptions, expectations, predictions, intentions or beliefs about future events. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “anticipate,” “proposed,” “will,” “intend,” “may,” “believes,” “expects” or similar expressions. These forward-looking statements reflect the Company’s expectations as of the time of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company undertakes no obligation, other than that imposed by law, to update these statements.

SOURCE Spreadtrum Communications, Inc.

Investor Relations, +1-650-308-8148, ir@spreadtrum.com